Exhibit 21.1

The following table sets forth the Registrant’s subsidiaries and the jurisdiction of incorporation or organization of each. Each subsidiary is 100% owned by the Registrant.

Subsidiary	Jurisdiction
Geospatial Mapping Systems, Inc.	Delaware
Geospatial Pipeline Services, LLC	Delaware